FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2021
Commission File Number: 001-35025

PERFORMANCE SHIPPING INC.
(Translation of registrant's name into English)
373 Syngrou Avenue, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a press release dated April 21, 2021 of Performance Shipping Inc. (the “Company”) announcing the release of its inaugural Sustainability Report highlighting how the Company addresses environmental, social and governance issues.

The information contained in this Report on Form 6-K, excluding the included quote by Mr. Andreas Michalopoulos, is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-197740), filed with the U.S. Securities and Exchange Commission (the "SEC") with an effective date of August 13, 2014, and the Company's registration statement on Form F-3 (File No. 333-237637), filed with the SEC with an effective date of April 23, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PERFORMANCE SHIPPING INC.
(registrant)

Dated: April 23, 2021	By:	/s/ Andreas Michalopoulos
Andreas Michalopoulos
Chief Executive Officer

Exhibit 99.1

Corporate Contact:
Andreas Michalopoulos
Chief Executive Officer, Director and Secretary
Telephone: +30-216-600-2400
Email: amichalopoulos@pshipping.com
Website: www.pshipping.com

Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

PERFORMANCE SHIPPING INC. ISSUES INAUGURAL SUSTAINABILITY REPORT

ATHENS, GREECE, April 21, 2021 – Performance Shipping Inc. (NASDAQ: PSHG), (the “Company”), a global shipping company specializing in the ownership of tanker vessels, today announced the release of its inaugural Sustainability Report (the “Report”) highlighting how the Company addresses Environmental, Social and Governance (“ESG”) issues as part of its ongoing effort to increase transparency and accountability. The Report, developed around the UN Sustainable Development Goals (“UN SDGs”) and in accordance with the Global Reporting Initiative Standards, outlines the Company’s commitments and efforts toward building strong corporate governance and to operating sustainably and responsibly. The Report, which covers the full year 2020, includes a Materiality Assessment identifying the topics that are most important to our stakeholders and presents extensive information about the Company’s activities and how it intends to progress towards sustainable growth.

The Report is available on the Company’s website at http://www.pshipping.com/how-we-care/sustainability

Further Highlights

Earlier this year, the Company became a signatory of the Neptune Declaration on Seafarer Wellbeing and Crew Change, a worldwide call to action to end the crew change crisis caused by the Covid-19 pandemic.

In March 2021, the Company became a signatory of the United Nations Global Compact, the world’s largest voluntary corporate sustainability initiative to implement universal sustainability principles in the areas of Human Rights, Labor, Environment, and Anti-Corruption.

Commenting on the inaugural ESG Report, Mr. Andreas Michalopoulos, the Company’s Chief Executive Officer, stated:

“I’m proud of the accomplishments and determination of our team during the last year. Despite the challenges of 2020, we demonstrated resiliency and remained focused on our commitment to identifying sustainability goals, implementing strategies, and incorporating a philosophy of corporate social responsibility. The release of our first ESG Report, together with becoming a signatory of the Neptune Declaration and the UN Global Compact, further outlines the Company’s commitment to transparency, the protection of human rights, and environmental stewardship. ESG issues are extremely important to us. As such, we are dedicated to continuously improving our ESG efforts and reporting our performance to you, our stakeholders.”

About the Company

Performance Shipping Inc. is a global provider of shipping transportation services through its ownership of Aframax tankers. The Company’s current fleet is employed primarily in the spot market, and in some cases, on short to medium-term time charters with leading energy companies and traders.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include, but are  not limited to, statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions, terms or phrases may identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter hire rates and vessel values, changes in demand for our vessels, changes in the supply of vessels, changes in worldwide oil production and consumption and storage, changes in our operating expenses, including bunker prices, crew costs, dry-docking and insurance costs, our future operating or financial results, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, the length and severity of epidemics and pandemics, including the ongoing outbreak of the novel coronavirus (COVID-19) and its impact on the demand for seaborne transportation of petroleum and other types of products, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions or events, including “trade wars”, acts by terrorists or acts of piracy on ocean-going vessels, potential disruption of shipping routes due to accidents, labor disputes or political events, vessel breakdowns and instances of off-hires and other important factors. Please see our filings with the U.S. Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.